UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                               February 11,
2021

  By E-Mail

  Eleazer Klein, Esq.
  Schulte Roth & Zabel
  919 Third Avenue
  New York, NY 10022

           Re:     Pluralsight, Inc.
                   Preliminary Proxy Statement
                   Filed on February 4, 2021 by Eminence Capital, LP and Ricky
C. Sandler

                   Soliciting Materials filed pursuant to Rule 14a-12
                   Filed on February 9, 2021 by Eminence Capital, LP and Ricky
C. Sandler
                   File No. 001-38498

  Dear Mr. Klein:

          We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement

  1. Please revise your proxy statement to include the disclosure required under Item 23(b) of
           Schedule 14A.

  Cover Letter

  2. We note your reference to the complaint filed against the company. Please include a background section in your proxy statement describing the history (if any) between
           Eminence and the company leading up to your solicitation.
 Eleazer Klein, Esq.
Schulte Roth & Zabel
February 11, 2021
Page 2

Proposal 1: Merger Agreement Proposal

3. Please provide us supplemental support for the statements referring to Akaris Global
      Partners.

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

                Your belief that       Pluralsight is poised to enter a period
of sustained accelerated
              growth    and that       that Pluralsight has significant room to
grow with an
              immediate total addressable market of $42 billion and 102 million potential global users... the global eLearning market that is over $300 billion.


                That    [t]he selected company analysis used by Qatalyst
described in the
              Company   s Proxy Statement and relied upon by Qatalyst to
deliver the Qatalyst
              Fairness Opinion uses the wrong comparable companies    (emphasis
added).

5. With a view toward revised disclosure, please provide us supplemental support for the
      statement that the company    acknowledged the inadequacy of the original
Transaction
      Committee.

6. With a view toward revised disclosure, please provide us supplemental support for the
      statement that       the Company   s own advisors acknowledge the true
economic value of
      the Tax Receivable Agreement was only approximately $130 million.

7. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

                That the Company chose to issue forward quarter billings guidance for the first
              time in its history    [conveniently].

                That such forward earnings guidance was    misleading.

8. With a view toward revised disclosure, please provide us supplemental support for the statement that the UFCF multiple range and discount rate range used by Qatalyst in its
      DCF analysis are different from what       most comparable public
companies today trade
      at       and    [a]t least one major sell-side analyst uses   ,
respectively.

9.    You state, in the last paragraph on page 5, that    [i]n light of the
above, among other
      reasons   ,    you recommend that shareholders vote against the merger
proposal. Please
      explain what you mean by    among other reasons.
 Eleazer Klein, Esq.
Schulte Roth & Zabel
February 11, 2021
Page 3

Questions and Answers About the Proxy Materials and Special Meeting How do I vote my shares?, page 8

10. We note that you do not provide instructions on the proxy card for shareholders to give instructions to your broker, bank, dealer, trust company or other nominee to vote
       AGAINST the Merger Proposals    despite your statement to that effect.
Please revise or
       advise.

Where can I find additional information concerning Pluralsight and the Merger?, page 10

11.    Please publish your solicitation filings on a website other than Edgar.

Form of Proxy Card

12. Please revise the form of proxy card to state how you will vote unmarked proxy cards.

Soliciting Materials

13. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement on
slide 13 that    [t]he
       threat of a $400mm payout effectively deterred all potential bidders (other than Vista).

14.    We note your statement on slide 15 that    [a]n acquisition by Vista
would allow Skonnard
       to continue to run Pluralsight and to roll his equity post-transaction (as is common in PE
       transactions) PLUS get new incentives.    Please provide us support for
your disclosure.
       We note that the company   s proxy statement has disclosure contrary to
your statements.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions